SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For July 12, 2002




                               TELEX-CHILE S.A.
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELEX-CHILE S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. A free English translation of an Hecho Esencial filed by the Company with the Chilean Superintendencia de
                      Valores y Seguros on July 10, 2002.

                                                 Santiago, July 10, 2002



Mr. Alvaro Clarke de la Cerda
Securities and Insurance Commission
Personal Delivery



                     Re: Notice of MATERIAL FACT
                         TELEX - CHILE S.A.
                         Share Register No. 0350



Dear Sir:

          In accordance with the provisions of Article Nine and Article Ten, paragraph 2 of the Law on the Stock Market, I hereby notify you of the following material information concerning the Company and its shares.

          As of July 9, 2002, in accordance with Article Five of the by-laws of the Company, the term of the series of shares in the Company and their respective preferences have expired. As a consequence of the foregoing, the share capital of the Company is now divided among 4,691,058,511 common registered shares of equal value and with no par value, all of which belong to the same series and carry no preferences.

           Yours truly,




                                                      Alejandro Rojas P.
                                                       General Manager
                                                      TELEX - CHILE S.A.

c.c.:    Commercial Stock Exchange of Santiago
         Electronic Stock Exchange of Chile
         Stock Exchange of Valparaiso

                               TELEX-CHILE S.A.

                                  SIGNATURES







Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                 TELEX-CHILE S.A.




                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer





Dated:  July 12, 2002